UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

HEADWATERS INCORPORATED

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

42210P102

(CUSIP Number)

December 31, 2009

(Date of Event which Requires Filing

of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]     Rule 13d-1(b)
[X]     Rule 13d-1(c)
 [   ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 9 Pages

CUSIP NO. 42210P102	Page 2 of 9 Pages

1	Names of Reporting Persons

SOROS FUND MANAGEMENT LLC

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3	SEC Use Only

4	Citizenship or Place of Organization

DELAWARE

	5	Sole Voting Power
Number of Shares		1,600,000
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 1,600,000
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

1,600,000

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

2.65%

12	Type of Reporting Person (See Instructions)
OO, IA

CUSIP NO. 42210P102	Page 3 of 9 Pages

1	Names of Reporting Persons

GEORGE SOROS

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3	SEC Use Only

4	Citizenship or Place of Organization

UNITED STATES

	5	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6	Shared Voting Power 1,600,000
Reporting Person With	7	Sole Dispositive Power 0
	8	Shared Dispositive Power
		1,600,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person

1,600,000

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

2.65%

12	Type of Reporting Person (See Instructions)
IA

CUSIP NO. 42210P102	Page 4 of 9 Pages

1	Names of Reporting Persons

ROBERT SOROS

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3	SEC Use Only

4	Citizenship or Place of Organization

UNITED STATES

	5	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6	Shared Voting Power 1,600,000
Reporting Person With	7	Sole Dispositive Power 0
	8	Shared Dispositive Power
		1,600,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person

1,600,000

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

2.65%

12	Type of Reporting Person (See Instructions)
IA

CUSIP NO. 42210P102	Page 5 of 9 Pages

1	Names of Reporting Persons

JONATHAN SOROS

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3	SEC Use Only

4	Citizenship or Place of Organization

UNITED STATES

	5	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6	Shared Voting Power 1,600,000
Reporting Person With	7	Sole Dispositive Power 0
	8	Shared Dispositive Power
		1,600,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person

1,600,000

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

2.65%

12	Type of Reporting Person (See Instructions)
IA

CUSIP NO. 42210P102	Page 6 of 9 Pages

Item 1(a)	Name of Issuer:

Headwaters Incorporated (the “Issuer”).

Item 1(b)	Address of the Issuer's Principal Executive Offices:

10653 South River Front Parkway, Suite 300

South Jordan, UT 84095

Item 2(a)	Name of Person Filing

The Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Soros Fund Management LLC (“SFM LLC”);

ii)	George Soros;

iii)	Robert Soros; and

iv)	Jonathan Soros.

This statement relates to Shares (as defined herein) held for the account of Quantum Partners Ltd., a Cayman Islands exempted limited liability company (“Quantum Partners”). SFM LLC serves as principal investment manager to Quantum Partners. As such, SFM LLC has been granted investment discretion over portfolio investments, including the Shares, held for the account of Quantum Partners. George Soros serves as Chairman of SFM LLC, Robert Soros serves as Deputy Chairman of SFM LLC, and Jonathan Soros serves as President and Deputy Chairman of SFM LLC.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

Item 2(c)	Citizenship:

i)	SFM LLC is a Delaware limited liability company;

ii)	George Soros is a United States citizen;

iii)	Robert Soros is a United States citizen; and

iv)	Jonathan Soros is a United States citizen.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Shares”).

CUSIP NO. 42210P102	Page 7 of 9 Pages

Item 2(e)	CUSIP Number:

42210P102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:
Item 4(a)	Amount Beneficially Owned:

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 1,600,000 Shares.

Item 4(b)	Percent of Class:

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 2.65% of the total number of Shares outstanding.

Item 4(c)	Number of shares as to which such person has:
SFM LLC
(i)	Sole power to vote or direct the vote:	1,600,000
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	1,600,000
(iv)	Shared power to dispose or to direct the disposition of	0

George Soros
(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or to direct the vote	1,600,000
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	1,600,000

Robert Soros
(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or to direct the vote	1,600,000
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	1,600,000

CUSIP NO. 42210P102	Page 8 of 9 Pages

Jonathan Soros
(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or to direct the vote	1,600,000
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	1,600,000

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO. 42210P102	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 16, 2010	SOROS FUND MANAGEMENT LLC

By:	/s/ Jodye Anzalotta

Jodye Anzalotta

Assistant General Counsel

Date: February 16, 2010	GEORGE SOROS

By:	/s/ Jodye Anzalotta

Jodye Anzalotta

Attorney-in-Fact

Date: February 16, 2010	ROBERT SOROS

By:	/s/ Jodye Anzalotta

Jodye Anzalotta

Attorney-in-Fact

Date: February 16, 2010	JONATHAN SOROS

By:	/s/ Jodye Anzalotta

Jodye Anzalotta

Attorney-in-Fact